Exhibit 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the use of our reports, each dated March 6, 2013, with respect to the consolidated financial statements of Westport Innovations Inc. as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011 and the effectiveness of internal control over financial reporting as at December 31, 2012 which appear in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-168847) on Form S-8 and (No. 333-178714) on Form F-10 of the Company.

//s// KPMG LLP

Chartered Accountants

March 7, 2013
Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.